UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

Oddfellows House

19 Newport Road

Cardiff, CF24 0AA, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Registered Direct Offering

On May 18, 2020, Midatech Pharma PLC (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”) relating to the offer and sale of 1,818,182 American Depositary Shares of the Company (the “ADSs”) at a purchase price of $1.65 per ADS (the “Offering”). Each ADS represents five of the Company’s ordinary shares, nominal value 0.1 pence per share (the “Ordinary Shares”).

Concurrently with the Offering, and pursuant to the Purchase Agreement, the Company also commenced a private placement whereby it agreed to issue and sell unregistered warrants (“Warrants”) exercisable for an aggregate of 1,818,182 ADSs (the “Warrant ADSs”), which represents 100% of ADSs sold in the Offering (the “Private Placement”). The Warrants will be exercisable at an exercise price of $2.05 per ADS, subject to adjustment as set forth therein. The Warrants, which will be immediately exercisable upon issuance (the “Issuance Date”), will expire five and one-half years from the Issuance Date.

Pursuant to the terms of the Purchase Agreement, the Company is required to file a registration statement to register the Ordinary Shares underlying the Warrant ADSs (the “Warrant Shares”) and to use commercially reasonable best efforts to cause such registration to become effective within 120 days of the Issuance Date. To the extent there is no effective registration statement with a current prospectus available for the resale of the Warrant Shares, the Investors may exercise the Warrants by means of a cashless exercise.

The Purchase Agreement contains customary representations, warranties and covenants of the Company and Investors, and customary indemnification provisions for a transaction of this type.

The Offering and Private Placement are expected to close on or about May 20, 2020, subject to customary closing conditions.

H.C. Wainwright & Co., LLC (“H.C. Wainwright”) is acting as the placement agent for the Offering and the Private Placement. The Company has agreed to pay H.C. Wainwright a cash fee in an amount equal to 7.0% of the aggregate proceeds of the Offering and to issue to H.C. Wainwright or its designees warrants (the “Placement Agent Warrants”) to purchase an aggregate of 90,909 Warrant ADSs, or 5.0% of the aggregate ADSs sold in the Offering (such ADSs, the “Placement Agent Warrant ADSs”). The Company also agreed to pay Wainwright $25,000 for non-accountable expenses, a management fee equal to 1.0% of the gross proceeds raised in the Offering, an expense allowance of $35,000 for legal fees and other out of pocket expenses, and $12,900 for clearing expenses. The Placement Agent Warrants have substantially the same terms as the Investor Warrants, except that the exercise price of the Placement Agent Warrants is $2.0625 per ADS and will expire on May 18, 2025.

The ADSs to be issued in the Offering will be issued pursuant to a prospectus supplement to be filed with the SEC in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-233901) (the “Registration Statement”), which became effective on October 21, 2019, and the base prospectus dated as of October 21, 2019 contained in such Registration Statement. This Report on Form 6-K (“Form 6-K”) shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Warrants, the Placement Agent Warrants, the Warrant ADSs, the Placement Agent Warrant ADSs, and the Ordinary Shares underlying the Warrant ADSs and Placement Agent Warrant ADSs (collectively, the “Warrant Securities”), are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), nor are such Warrant Securities being offered pursuant to the Registration Statement or the prospectus supplement and base prospectus contained in such Registration Statement. The Warrant Securities are being offered pursuant to the exemption provided in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder. The Warrant Securities are not, and will not be, listed for trading on any national securities exchange. Each investor will be an “accredited investor” (as such term is defined in Rule 501(a)) or “qualified institutional buyer” (as such term is defined in Rule 144A) under the Securities Act.

The foregoing description of the Purchase Agreement, the Warrants and the Placement Agent Warrants are not complete and are qualified in their entirety by references to the full text of the Form of Purchase Agreement, the Form of Warrant and the Form of Placement Agent Warrant, which are filed as exhibits to this report and are incorporated by reference herein.

A copy of the opinion of Brown Rudnick LLP relating to the legality of the issuance and sale of the Ordinary Shares underlying the ADSs is attached as Exhibit 5.1 hereto.

On May 18, 2020, the Company issued a press release announcing the Offering. A copy of the press release is filed hereto as Exhibit 99.1 and incorporated herein by reference.

United Kingdom Placing

Concurrently with the Offering and Private Placement, on May 18, 2020, the Company, through Turner Pope Investments Limited, a United Kingdom Financial Conduct Authority registered broker ( “TPI”), as placing agent, conducted a placing (the “UK Placing”) of 6,666,666 units (“Units”), with each Unit comprising one new Ordinary Share (“Placing Share”) and one warrant exercisable for one new Ordinary Share (“UK Warrant”)), at an issue price of £0.27 per Unit. The exercise price of the UK Warrants is £0.34 per share and it expires five years and six months from the issuance date. The UK Placing is subject to certain conditions and is expected to close on or about May 22, 2020.

In connection with TPI acting as the placement agent for the UK Placing, the Company has agreed to pay TPI a cash fee in an amount equal to 7.0% of the aggregate proceeds of the UK Placement and to issue to TPI UK Warrants to purchase an aggregate of 333,333 ordinary shares, or 5.0% of the aggregate UK Warrants issued in the UK Placing. The Company also agreed to pay TPI a corporate finance fee of £15,000 (plus VAT, if applicable) for non-accountable expenses, and to reimburse TPI for out of pocket expenses.

The foregoing description of the UK Warrants is not complete and is qualified in its entirety by references to the full text of the Form of UK Warrant, which is filed as an exhibit to this report and is incorporated by reference herein.

The Units and the securities underlying the Units are being offered only outside the United States in reliance upon Regulation S under the Securities Act of 1933, as amended (the "Act"), in an offshore transaction.

A copy of the press release announcing the Placing is filed hereto as Exhibit 99.2 and incorporated herein by reference.

Unaudited Headline Results for the Year Ended December 31, 2019

On May 18, 2020, the Company issued a press release announcing, among other things, its unaudited headline results for the year ended December 31, 2019. A copy of the press release is filed hereto as Exhibit 99.3 and incorporated herein by reference.

Incorporation by Reference

This Form 6-K, including the exhibits submitted herewith, are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-233901).

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties, such as statements related to the anticipated closing of the Offering and Placing, the amount of proceeds expected from the Offering and Placing and the estimates for the Company’s year ended December 31, 2019 results. The risks and uncertainties involved include the Company’s ability to satisfy certain conditions to closing on a timely basis or at all, market conditions, and the fact that actual results of the Company’s year ended December 31, 2019 results may differ from those indicated as result of the finalization of the Company’s consolidated financial statement, as well as other risks and uncertainties detailed from time to time in the Company’s periodic reports and other filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of May 2020, and incorporated by reference herein, is:

Exhibit No.	Description

4.1	Form of Warrant.

4.2	Form of Placement Agent Warrant.

4.3	Form of UK Warrant.

5.1	Opinion of Brown Rudnick LLP.

10.1	Form of Securities Purchase Agreement, dated as of May 18, 2020, by and between Midatech Pharma PLC and the purchasers identified on the signature pages thereto.*

23.1	Consent of Brown Rudnick LLP (included in Exhibit 5.1).

99.1	Press release entitled “Midatech Pharma PLC Announces US$3.0 Million Registered Direct Offering.”

99.2	Press release entitled “UK Placing to Raise £1.8 million.”

99.3	Press release entitled “Unaudited Headline Results for the Year Ended 31 December 2019.”

* Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: May 19, 2020	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer